UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Centennial Fund IV, L.P.,
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Crown Castle International Corp.
   TWRS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (Right to|$20.9375|1/14/|A   |V|5,000      |A  |1/14/|1/14/|Common Stock|5,000  |       |            |I(1|            |
 Purchase)            |        |99   |    | |           |   |99   |09   |            |       |       |            |)  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)	Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings
IV"), is the sole general partner of
the Reporting Person, Centennial Fund IV, L.P. ("Fund IV"). By virtue of the relationship described, Holdings IV may be deemed to control Fund IV and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund IV. This Form is also being filed on behalf of Holdings IV as in indirect beneficial owner of securities of the
Issuer.
Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr., and David C. Hull, Jr. are the sole general partners of Holdings IV (the "Individual Partners"). By virtue of the relationships described above and their roles with Fund IV and Holdings IV, each of the Individual Partners may be deemed to control Holdings IV and Fund IV and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund IV.
However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Fund IV, and, as a result, each individual partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund IV. Jeffrey H. Schutz is a director of the Issuer.
Each of the Individual Partners is also one of the five general partners of Centennial Holdings V, a Delaware limited partnership ("Holdings V"), which is the sole general partner of Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"). By virtue of the relationships described above and their roles with Fund V and Holdings
V, each of the Individual partners may be deemed to control Holdings V and Fund V and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund V. However, none of the Individual
Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Fund V, and, as a result, each individual partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund V.
Options are held by Jeffrey H. Schutz for the economic benefit of Fund IV and Fund V pursuant to conditions of Fund IV and Fund V's limited partnership agreements, as amended. As such, Jeffrey H. Schutz disclaims beneficial ownership of such options other than to the extent of his indirect proportionate pecuniary interest in
Fund IV and Fund
V.
SIGNATURE OF REPORTING PERSON
Jeffrey H. Schutz, General Partner
DATE
March 8, 1999